SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
ACT OF 1934

For the month of December 2005

(Commission File No. 001-12670)

GRUPO MEXICANO DE DESARROLLO S.A.
(Exact name of registrant as specified in its charter)

Mexican Development Group
(Translation of registrant’s name in English)

Carretera Mexico-Toluca 4000
Cuajimalpa, D.F. 0500
Mexico
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes       No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes       No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

The Report includes a press release issued on December 13, 2005 by the Company announcing the completion of a portion of its capital increase as a result of a pre-emptive rights offering conducted by the Company in Mexico.

FOR IMMEDIATE RELEASE

Grupo Mexicano de Desarrollo, S.A. Announces Capital Increase

Mexico City, December 13, 2005, Grupo Mexicano de Desarrollo, S. A.
(BMV: GMD), a Mexican corporation (the “Company”), has announced the completion of a portion of its capital increase, which had been approved by a resolution taken by 83.47% of its shareholders during the extraordinary shareholders’ meeting held on November 4, 2005, in the amount of Ps543,019,680 (Mexican pesos), represented by 54,301,968 shares, with a subscription price of Ps10.00 (Mexican pesos) per share.

The term for shareholders to subscribe to additional shares expired on December 5, 2005, with the actual subscription of 25,280,121 shares, representing 46.55% of the total number of shares offered to current shareholders, of which amount 44.87% was subscribed by the Company’s controlling shareholders. The Company’s Board of Directors approved the issuance of certificates corresponding to the shares subscribed during a meeting held on December 7, 2005.

Also during such meeting, the Company’s Board of Directors approved the public offering of those shares not subscribed in the pre-emptive rights offering to its current shareholders, and as a result it received a request from the Employees and Officers Trust (Fideicomiso de Empleados y Funcionarios) of the Company for the subscription of 6,500,000 shares, and Grupo Bursátil Mexicano, S.A. de C. V., Casa de Bolsa made a firm offer for all remaining shares, at the price of Ps10.00 (Mexican pesos) per share, which is the subscription price that was offered to current shareholders. The current offer expires on January 31, 2006.

Shareholders allegedly representing 12.425% of the Company’s capital stock have petitioned a Mexican court to annul the resolutions adopted at the November 4 shareholders’ meeting. It is the opinion of the Company and that of its Mexican legal counsel that such lawsuit is without merit as the increase was approved by 83.47% of the shareholders, and the offer to subscribe to the shares was made to all current shareholders at the same price and for the same term.

The funds obtained from both the pre-emptive rights offering and the public offering in Mexico shall be invested in projects in the back log of the Company, currently amounting to Ps6,193 million (Mexican pesos), represented as follows: (1) 54% water services; (2) 19% ports, which does not include investments where the Company has a 50% participation and whose results are accounted for using the equity method of accounting; (3) 11% solid waste services; (4) 8% real estate developments, among which there are several projects in the Punta Diamante tourist development; and (5) 8% construction and other services.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF OFFERS TO PURCHASE OR SUBSCRIBE FOR, SECURITIES IN THE UNITED STATES. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Company Profile
Grupo Mexicano de Desarrollo, S.A., (“GMD”) established in 1975, has played a major role in Mexico’s social and economic development through more than 400 construction projects in Mexico, including tollroads, bridges, hydraulic developments, tourist developments, public works, industrial developments and private works. GMD’s current projects under operations include: Petacalco, Ecosys, Cancún, Altamira and Puebla and GMD’s projects under development include: Punta Diamante and Isla Mujeres.

# # #
Contact:
C.P. Jose Luis Olvera
Chief Financial Officer
joseluis.olvera@gmd.com.mx
Phone: 011-52-55-8-503-7000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Mexicano de Desarrollo S.A.
Date: December 14, 2005	By:	/s/ Jose Luis Olvera Caballero
Name: Jose Luis Olvera Caballero
Title: Chief Financial Officer